UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 9)

AeroVironment, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

008073108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 008073108

1	Name of Reporting Persons Timothy E. Conver

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 140,747 shares (1)

	6	Shared Voting Power 1,865,535 shares (2)

	7	Sole Dispositive Power 140,747 shares (1)

	8	Shared Dispositive Power 1,865,535 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,282 shares (1) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.35% (4)

12	Type of Reporting Person IN

(1)         Includes options to purchase 85,088 shares exercisable within 60 days of December 31, 2018.

(2)         Consists of shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.

(3)         Mr. Conver disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(4)         Based on 23,928,373 shares of common stock of AeroVironment, Inc. outstanding as of November 21, 2018, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on November 30, 2018.

CUSIP No. 008073108

1	Name of Reporting Persons Conver Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,865,535 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 1,865,535 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,535 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.80% (1)

12	Type of Reporting Person OO

(1)         Based on 23,928,373 shares of common stock of AeroVironment, Inc. outstanding as of November 21, 2018, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on November 30, 2018.

CUSIP No. 008073108

Item 1(a).	Name of Issuer: AeroVironment, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 900 Innovators Way, Simi Valley, CA 93065
Item 2(a).

Name of Person Filing:
This Schedule is being filed by Timothy E. Conver and the Conver Family Trust.  Mr. Conver and the Conver Family Trust are filing this Schedule jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of Mr. Conver and the Conver Family Trust is: c/o AeroVironment, Inc., 900 Innovators Way, Simi Valley, CA 93065.
Item 2(c).	Citizenship: Mr. Conver is a United States citizen. The Conver Family Trust was formed in the State of California, United States.
Item 2(d).	Title of Class of Securities: Common stock, $0.0001 par value per share.
Item 2(e).	CUSIP Number: 008073108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 008073108

Item 4.	Ownership
	(a)	Amount beneficially owned(5): Mr. Conver: 2,006,282 Shares (2) (4) Conver Family Trust: 1,865,535 Shares (1)
	(b)	Percent of class(3)(6): Mr. Conver: 8.35% Conver Family Trust: 7.80%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: Mr. Conver: 140,747 Shares (2) Conver Family Trust: 1,865,535 Shares (1)
		(ii)	Shared power to vote or to direct the vote: Mr. Conver: 1,865,535 Shares (4) Conver Family Trust: 0 Shares
		(iii)	Sole power to dispose or to direct the disposition of: Mr. Conver: 140,747 Shares (1) (2) Conver Family Trust: 1,865,535 Shares (1)
		(iv)	Shared power to dispose or to direct the disposition of: Mr. Conver: 1,865,535 Shares (1) (4) Conver Family Trust: 0 Shares

(1)   Mr. Conver disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(2)   Includes options to purchase 85,088 shares exercisable within 60 days of December 31, 2018.

(3)   Based on 23,928,373 shares of common stock of AeroVironment, Inc. outstanding as of November 21, 2018, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on November 30, 2018.

(4)   Consists of shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.

(5)   Mr. Conver’s beneficial ownership at the end of the December 31, 2017 reporting period was 2,034,089 shares of common stock of AeroVironment, Inc, consisting of 122,954 shares for which Mr. Conver had the sole power to vote or direct the vote, and to dispose or direct the disposition, including options to purchase 64,816 shares exercisable within 60 days of December 31, 2017, and 1,911,135 shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.  Mr. Conver disclaims beneficial ownership of the shares held by the Conver Family Trust except to the extent of his pecuniary interest therein, and reference here shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(6)   Mr. Conver’s percent of class ownership at the end of the December 31, 2017 reporting period was 8.50%, which included 8.01% held by the Conver Family Trust, based on 23,870,182 shares of common stock of AeroVironment, Inc. outstanding as of November 28, 2017, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 6, 2017.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2019	TIMOTHY E. CONVER

/s/ Timothy E. Conver
	Name:	Timothy E. Conver

CONVER FAMILY TRUST

	By:	/s/ Timothy E. Conver
	Name:	Timothy E. Conver
	Title:	Trustee

EXHIBIT INDEX

Exhibit 1                                               Joint Filing Agreement.